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hello I'm just going to lay it all out
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there my name is Heath westling
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I am the founder and owner of the Kansas
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City wellness club which is an
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award-winning all-natural Wellness
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Center Spa Salon yoga and event space
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we serve as a personal development
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vehicle to next age sustainable living
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we're in downtown Kansas City Missouri
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inside the Grand and glamorous Kansas
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City club building and I'm looking for
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investors Believers in an energized
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established startup
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who is looking to expand scope
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one that I feel has had Destiny behind
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it
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after living overseas and traveling all
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over the world being immersed in the
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wellness industry over the last decade I
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spent five years tirelessly working on a
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vision a business concept
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and the next day after submitting that

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to my lawyer I got introduced to the
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space that became the wellness club
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we opened just two months before covet
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hit
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but we couldn't fold we had to be there
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for our community we had to provide
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Wellness for our community during a time
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that it was so critical for our
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community to receive Wellness
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and our community responded we saw
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success we tripled our Revenue
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during that dark winter
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we hit essentially 30k in Revenue
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monthly Revenue uh within 18 months and
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we've seen almost 20 percent
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month-over-month Revenue growth during
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that time
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now we're fresh into a year of
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operational focus on optimized
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repeatable systems so that we can scale
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because we've never had two things
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working for us we've never had coveted

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behind us off of most people's mind and
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we've never been optimized and ready to
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scale both of those advantages are now
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present for us
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ready to scale in two ways one is a
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physical location that concentrates all
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your health and wellness needs into one
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place full spectrum natural based health
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and two as an online based Marketplace
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that simplifies and facilitates the
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delivery of your core life Necessities
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starting with health food and clothing
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utilizing only local businesses and
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economies and aligned with and within
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consumers budgets and preferences
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hey people always say they want to do
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what's best for their body they always
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say they want to do what's best for the
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planet they always say they want to do
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what's best for the community but when
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they go out and live their life on a
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day-to-day basis their actions their

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choices don't align with those
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intentions I feel it's because they get
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hit with what I call as the tidal wave
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of modern day life and it's too hard to
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rise above
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I believe that Humanity has the moral
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intellectual capacity to make those
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choices that align with their intentions
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given the right presentation so we're
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going to present that to them in a
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simplified way to where they can receive
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their meals already prepared for them or
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in raw local ingredients or even shown
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how to grow their own food so they can
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create and produce their own food as
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well as connect them to local businesses
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and clothing stores that will provide
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for their clothing needs within their
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style and budget preferences
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Casey already has the resources and
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spirit for this
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in these local businesses they already

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exist we don't need to go create these
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local businesses
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we create the marketplace
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I just want to say that anyone who knows
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me knows my passion for
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wellness and these industries
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they know how much I felt guided on my
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life Journey towards this moment how
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I've always been a leader in sports
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personal situations professional
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situations
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how I've been my own living lab of this
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system for the last five years I wanted
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to see if this could be done
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this can be done
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I am a believer
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you can believe in me I know it's really
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hard to believe in things these days we
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make people believe just go check out
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our profound reviews or one of the most
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highest and reviewed places in the city
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communities want and need this right now

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there is real opportunity here
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and I'm looking for other believers
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who can act upon that belief and invest
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in this business
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thank you very much